Mail Stop 4-7


      June 15, 2005


Via U.S. Mail and Fax
James F. Geiger
Chairman, President and CEO
Cbeyond Communications, Inc.
320 Interstate North Parkway, Suite 300
Atlanta, Georgia 30339

	Re:	Cbeyond Communications, Inc.
		Form S-1
		Filed May 16, 2005
		File No. 333-124971

Dear Mr. Geiger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."
2. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Dun & Bradstreet, International Data Corporation, Gartner
Research, and Forrester Research. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
Also, please provide factual support for your assertion that you are a "leading" provider of managed Internet Protocol-based communications services to the target market of small businesses in selected metropolitan markets.
3. We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish drafts of the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Please also file the proper consent upon the filing of the legality opinion.
4. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, the principal amount of securities to be offered, and the number of shares beneficially owned by the principal and selling stockholders prior to the offering. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Prospectus Cover Page
5. Please remove your reference to "Joint Book-Running Managers."
This information is not key to an investment decision and is more appropriate for disclosure in the plan of distribution.
6. Please confirm that all of the underwriters listed on the cover page are lead or managing underwriters of the offering.

Prospectus Summary, page 1
7. Your document is difficult to understand due to your reliance on defined terms, acronyms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus. Once you do so, you will not need to rely on a glossary to clarify the meaning of terminology used throughout the prospectus.

In addition, please avoid using industry abbreviations such as ILEC,
CLEC, EEL, UNE-L, and UNE-P, and replace these abbreviations with easily understood terms, such as referring to local telephone companies instead of ILECs. Please also avoid using abbreviations that are for the benefit of the drafter, such as using QoS as an abbreviation of "quality of service."
8. Please delete the third and fourth sentences of the introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as "Lincoln," "we,"
"our" "Us," and "the Company."
9. Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to one or two paragraphs summarizing your business operations. These are just examples.
We
may have further comments once you have revised and reduced your summary.
10. We note your reference to the non-GAAP financial measure "adjusted EBITDA" in the prospectus summary. Because you refer to adjusted EBITDA for the first time in the prospectus summary, you should provide all the disclosure required by Item 10(e) of Regulation S-K where it is first presented. However, since the level of detail necessary to explain how you calculate and use adjusted EBITDA would be too long for the summary, please locate your first reference to adjusted EBITDA in an appropriate place, such as selected financial data or management`s discussion and analysis, where all the required disclosure will not overwhelm the presentation of information.

Risk Factors, page 10
11. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.
12. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Our ability to generate the cash we need depends on many factors beyond our control..." on page 16 and, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "Our success depends on key management and personnel..." on page 17 and "We may not be able to manage our future growth effectively..."
on page 11, or allude to a future event, such as "Governmental authorities regulate us, and regulatory changes could materially harm our operations" on page 12. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.
13. Several of your risk factors discuss risks that appear to be common to many companies. Please endeavor to further tailor the risk factors to your specific circumstances. For example, see "If we do not adapt to rapid changes in the communications industry...," on page 14. All companies in the telecommunications industry face rapid technological changes that could make their technology obsolete or cause them to lose market share. Please explain how this risk is a particular risk to you. As another example, you state on page 19 that you do not currently intend to pay dividend on your common stock. Provide more disclosure as to why you consider this a risk or delete the risk factor. As another example, many companies are reliant on key management and personnel, and could be harmed by the loss of key members of management. Please clearly discuss the reasons why your success depends on key management and personnel and why it may be difficult for you to hire and retain technically skilled workers. For example, are there many people who are knowledgeable about providing communications services using Internet
Protocol? Is it difficult to find qualified personnel to work in your geographic regions?

We may not be able to manage our future growth effectively..., page
11
14. Your list of 16 bullet points overwhelms the risk you are trying to convey. As the bullet points provide numerous details about factors that will impact your ability to manage and expand operations, consider discussing these factors in Management`s Discussion and Analysis. In addition, consider whether you should discuss the material factors in separate risk factors.


We have had material weaknesses in internal control over financial reporting..., page 13
15. Rather than listing your material weaknesses in detail, summarize your material weaknesses and their impact on your financial statements in terms that an investor without financial or accounting experience would understand. This will help provide a brief context to the risk of future material weaknesses.
16. Please remove mitigating language from this risk factor.

Cautionary notice regarding forward-looking statements, page 20
17. Since the Private Securities Litigation Reform Act of 1995 does not apply to statements made by your company in connection with its initial public offering, please delete the related reference on page
20 of your registration statement.

Use of Proceeds, page 21
18. To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes, including the order of priority of those purposes. For example, how much of your proceeds will be used to expand your operations into the projected six additional markets by
2008?

Capitalization, page 22
19. Revise the notes to the capitalization table to quantify the impact of each transaction, so that the impact on each line presented in the table is apparent.

Dilution, page 23
20. Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options, warrants, and the underwriters over-allotment option.

Selected Financial Data, page 25
21. Include convertible series C and series B preferred stock as a separate line item in the Balance Sheet Data section since the redemption is outside your control. Refer to Item 301 of Regulation
S-K.

Non-GAAP financial measures, page 26
22. In your presentation of "Adjusted EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "stock compensation expense" or "loss on disposal of property and equipment" from your calculation, as these charges are recurring in nature. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on Non-GAAP measures which is available on our website at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.
Please revise your disclosure to address the following:
* Disclose in this section how management uses this non-GAAP measure to conduct or evaluate the business, instead of referring to the discussion included in MD&A.
* Your discussion should disclose the economic substance behind management`s decision to use such a measure.
* Disclose in more detail why you believe Adjusted EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation is a relevant and useful measure of operating performance. Additionally, it is unclear how Adjusted EBITDA is a useful measure of operating performance when it also omits recurring items such as "loss on disposal of property and equipment" and "other income (expense), net."

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 27
23. Please consider expanding your discussion of known trends or uncertainties that could materially affect your costs in the future, such as increased costs for rights of access to T-1 lines. As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material. See the Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, which provides guidance on the requirement of issuers to identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.


Results of Operations, page 35

24. Please discuss not only material changes in your line items, but also analyze whether or not management believes these changes are known trends or uncertainties that are reasonably likely to materially impact the company`s business going forward. For example, please discuss the reasons for the increase in circuit access fees in
2004, including disclosure of this increase in terms of your percentage of revenues. Please also disclose what aspects of the other principal components of your cost of service led to the increase in 2004, as well as the extent to which your increase in revenues in 2004 was attributable to increased customers rather than because of higher prices for your bundled services. We note that you state on pages 28-29 that your average revenue per subscriber increased from 2002 to 2003, but remained relatively flat in 2004. Do you expect this trend to continue? As another example, please clarify the extent to which each of your geographic segments contributed to changes in your revenues and cost of service, including the impact of introducing services in new geographic regions. Finally, when revising, please consider providing the disclosure of material changes in your line items in a tabular format. See Section III.A. of the Commission`s Interpretive Release no. 33-8350 for further guidance.

Liquidity and capital resources, page 42
25. We note your statement in the second to last paragraph on page
44
that cash on hand plus cash generated from operations and the proceeds from the offering will be sufficient to fund capital expenditures and operating expenses through the next phase of your market expansion. Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs, providing quantified disclosure where possible. We consider "long-term" to be the period in excess of the next twelve months. See
Section III.C. of Release no. 33-6835 and footnote 43 of Release no.
33-8350.
26. Include interest payments on long-term debt in your table of contractual obligations at page 45.

Critical Accounting Policies - Revenue Recognition, page 46
27. Disclose the factors you considered in determining an average customer life of three years is the appropriate period to defer and amortize revenue derived from customer installation and activation.
Also disclose the uncertainties or the levels of judgment associated with developing this estimate. If potential changes in this estimate could be material, provide quantitative disclosure to illustrate the sensitivity of the impact on your financial statements.


Industry Overview, page 49
28. To provide context, please briefly identify how the discussion and market statistics relate to your business. For example, disclose whether you use the public Internet or managed networks to provide your services.
29. Please balance your disclosure by noting disadvantages to using
VoIP to provide communications services.

Business, page 54
30. Please discuss in more detail your expansion plans. Identify the six markets that you intend to expand into by the end of 2008 and the general timing for entering each market.

Management, page 78

Executive Compensation, page 84

Option grants in 2004, page 85
31. We note your statement that you did not grant any options to purchase shares of common stock to any of the named executive officers in 2004. In Note 9 to your consolidated financial statements on page F-23, however, you disclose that you granted options during the 2004 fiscal year and had outstanding options at the end of the 2004. Please explain in your response letter why you have not provided information regarding the options granted in
2004
or the value of outstanding options at the end of fiscal year 2004 in your executive compensation disclosure. See Item 402(c) and (d) of
Regulation S-K.

Certain relationships and related transactions, page 93

Registration rights agreement, page 93

Stockholders agreement, page 93
32. Identify the stockholders who are parties to the registration rights agreement and the stockholders agreement. With respect to the stockholders agreement, disclose the number of directors each stockholder has the right to appoint, and identify the current directors who have been appointed under the stockholders agreement.



Principal and selling stockholders, page 94

33. Please provide the beneficial ownership information as of the most recent date practicable in accordance with Item 403 of Regulation S-K.

34. To the extent not widely held, please disclose the individuals who have voting and investment control over the Cbeyond shares held by MDCP-Cbeyond Investors, LLC, VantagePoint Venture Partners, Battery Ventures, Cisco Systems Capital Corporation, BVCF IV, and MSDW Capital Investments, Inc.

Underwriting, page 104

35. Disclose how the underwriters will determine whether to exercise the company`s over-allotment option or the selling shareholders` over-allotment option.

36. We note your statement on page 105 that J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. may consent to release the securities from the restrictions contained in the lock-up agreement at any time. Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

37. You state on page 105 that "a prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters." Tell us which members of the selling group have made copies of the preliminary prospectus available over the internet. Tell us when they made the copies available or when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.
38. Please identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares. Describe their procedures to us, as well as whether or not the underwriters have described these procedures to us in the past. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division is currently reviewing an underwriter`s electronic procedures, please tell us when the underwriters submitted their materials and who is reviewing them.

39. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Financial Statements, page F-2 through F-7
40. Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2005.
See Rule 3-12 of Regulation S-X.

Note 5 Capitalization
Stock Purchase Agreements, page F-14
41. Tell us how you applied the guidance in EITF 98-65 and EITF
00-27
in evaluating whether the Series B and Series C preferred stock issued in 2004 include a beneficial conversion option that is in-the-money.

Common Stock, page F-16
42. You disclose at page 7 that a stock split will occur prior to the completion of this offering. Tell us the consideration you gave to showing the retroactive effect in the balance sheet and related disclosures. See SAB Topic 4:C.

Stock Incentive Plans, page F-22
43. Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2004 and for any options granted in 2005 through the date of your response letter.
44. Disclose vesting provisions for stock options which vary from four years in your notes to the financial statements. Also disclose whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective. If you used a valuation specialist that was a related party, include a statement indicating that fact.
45. Please disclose in Management`s Discussion and Analysis the following information relating to your issuances of stock options:

* A discussion of the significant factors, assumptions and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
* The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Further disclose in Management`s Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Note 12 Segment Information, page F-25
46. We note that you present adjusted EBITDA for each segment in the table of summary consolidated financial data at page 8 and disclose in "Non-GAAP financial measures" at page 25 that you use these measures as an indicator of relative performance and the ability of your operating segments to produce operating cash flow. Tell us why you have not included these measures in your segment disclosures in
Note 12. If you believe disclosure is not required by FAS 131, provide the reconciliations to cash flow and net loss for each of these Non-GAAP measures in the table at page 8, and the other disclosures required by Item 10 of regulation S-K.





*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


								Sincerely,



      Larry Spirgel
								Assistant Director
























cc:	Joel Trotter, Esq.
	Latham & Watkins LLP
	Via Facsimile: (202) 637-2202

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Mr. James F. Geiger
Cbeyond, Inc.
June 15, 2005
Page 1